UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gryph & IvyRose LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Florida

Date of Organization:

February 8, 2017

Physical Address of Issuer:

263 NE 61st Street, Miami, FL, 33137

Website of Issuer:

www.gryphandivyrose.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 27, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,533,144	$610,829
Cash & Cash Equivalents	$890,298	$411,963
Accounts Receivable	$0	$0
Short-term Debt	$207,632	$257,579
Long-term Debt	$104,368	$110,097
Revenues/Sales	$361,510	$362,575
Cost of Goods Sold	$99,249	$93,844
Taxes Paid	$0	$0
Net Income	($1,049,615)	($645,734)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Gryph & IvyRose LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $107,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 27, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/gryph-ivy (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties resulting in gross proceeds to the Company of not less than $10,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $25,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Equity Securities of the Company equal to the Subscription Amount divided by the quotient of (a) $25,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means, in one transaction or series of related transactions, (a) the closing of the sale, transfer, exclusive license, or other disposition (whether by merger, consolidation or otherwise) of all or substantially all of (1) the assets of the Company or (2) the assets or equity securities of one or more direct or indirect subsidiaries of the Company constituting all or substantially all of the assets of the Company (determined on a consolidated basis with all of the Company's direct and indirect subsidiaries); (b) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation of the Company in which the holders of equity securities of the Company immediately prior to such merger or consolidation continue to hold (1) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation and (2) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation); (c) the closing of the transfer (whether by merger, consolidation or otherwise) in one transaction or series of related transactions to a person or group of affiliated persons (other than an underwriter of the Company's securities) of the Company's securities if, after such closing, such person or group of affiliated person would hold fifty percent (50%) or more of the outstanding voting securities of the Company (or the surviving or acquiring entity); (d) the consummation of the merger or consolidation of one or more direct or indirect subsidiaries of the Company, the assets of which subsidiary or subsidiaries (including, without limitation, the equity securities of such subsidiary or subsidiaries) constitute all or substantially all of the assets of the Company (determined on a consolidated basis with all of the Company's direct and indirect subsidiaries) with or into another entity (except a merger or consolidation of such subsidiary or subsidiaries (1) in which the holders of equity securities of the Company immediately prior to such merger or consolidation continue to hold (x) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation, (y) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation, and (z) the surviving or acquiring entity in such merger or consolidation is a wholly owned direct or indirect subsidiary of the Company or (2) a merger or consolidation of a wholly owned direct or indirect subsidiary of the Company with the Company or another such wholly owned direct or indirect subsidiary); or (e) the liquidation, dissolution or winding up of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued Equity Securities equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Co-President, Rachel Finger, of the Company.

The Company does not have any voting, shareholder or equity holder agreements in place, other than as may be contained in the Company's operating agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may be unable to accurately forecast revenue and appropriately plan our expenses in the future.

Revenue and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive across our various channels, all of which are uncertain. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. We base our expense levels and investment plans on our estimates of revenue and gross margin. We cannot be sure the same growth rates and trends are meaningful predictors of future growth. We may generate lower revenue per consumer than anticipated or may spend more than we anticipate acquiring and retaining consumers or either of which could have an adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to compete successfully in our highly competitive market.

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy players and emerging direct-to-consumer brands. Numerous brands and products compete for limited shelf space in the retail channel, and for favorable positioning and promotion among ecommerce channels. We compete based on various product attributes including clean formulation, sustainability, effectiveness and design, as well as our ability to establish direct relationships with our consumers through digital channels.

Select competitors in the Skin and Personal Care market include Honest Company, Inc., Johnson & Johnson Consumer Inc. (maker of Johnson's Baby and Aveeno), The Clorox Company (parent company of Burt's Bees, Inc.), Unilever PLC (maker of Shea Moisture), LVMH Moët Hennessy Louis Vuitton (maker of Benefit Cosmetics LLC), Estée Lauder Inc., L'Oréal S.A. and Pacifica Beauty LLC. Select competitors in the Wellness market include The Clorox Company, Reckitt Benckiser Group plc (maker of Lysol) and Unilever PLC (maker of Seventh Generation products). Many of these competitors have substantially greater financial and other resources than us and some of whose products are well accepted in the marketplace today. Many also have longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we can to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we do. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, including clean products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of our products so they have less favorable placement. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and ability to achieve or maintain profitability.

We expect competition to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

- the size and composition of our consumer base;
- the number of products that we offer and feature across our sales channels;
- consumer demand for clean products developed with formulations and ingredients we use;
- our information technology infrastructure;
- the quality and responsiveness of our customer service;
- our selling and marketing efforts;
- the quality and price of the products that we offer;

- the convenience of the shopping experience that we provide on our website;
- our ability to distribute our products and manage our operations; and
- our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, results of operations and prospects could be adversely affected.

Further, competitors with substantially greater operations and resources than us may be less affected by the COVID-19 pandemic than we are. In connection with the pandemic, we have restricted employee travel, cancelled certain events with consumers or partners, imposed operational safeguards at our suppliers' fulfillment and operating facilities and experienced certain supply restrictions and delays. These restrictions have changed based on the pandemic development, in particular as there are new variants. Although we are monitoring the situation, we cannot predict for how long, or the ultimate extent to which, the pandemic may disrupt our operations, or our suppliers' operations, or if we will be required to implement other changes, such as closures of any of our suppliers' fulfillment or other operating facilities. Any significant disruption resulting from this or similar events on a large scale or over a prolonged period of time could cause significant delays and disruption to our business until we would be able to resume normal business operations or shift to other third-party vendors, negatively affecting our revenue and other financial results, which would adversely affect our business, financial condition, results of operations and prospects. A prolonged disruption of our business could also damage our reputation and brand strength.

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.

Our success, and our ability to increase revenue and achieve profitability, depend in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. Our business is also a strategic consumer acquisition tool that fuels growth for personal care and other products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brand, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on, among other items, the perceived value and quality of our products, consumer demand for clean, sustainable, thoughtfully designed and effective products at a premium, competitive offerings, our ability to offer new and relevant products and the effectiveness of our marketing efforts. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition, results of operations and prospects could be adversely affected.

Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. Our ecommerce competitors continue to aggressively market their private label or competitive products, which could reduce demand for our products. The expansion of our business also depends on our ability to increase sales through ecommerce channels. Any growth within our existing distribution channels may also affect our existing consumer relationships and present additional challenges, including those related to pricing strategies. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as temporary price reductions, off-invoice discounts, product coupons and other trade activities, and these expenditures are subject to risks, including risks related to consumer acceptance of our efforts. Our failure to obtain new consumers, or expand our business with existing consumers, could have an adverse effect on our business, financial condition, results of operations and prospects.

We also drive a significant amount of traffic to our website via social networking or other ecommerce channels used by our current and prospective consumers. As social networking and ecommerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Additionally, if we fail to increase our revenue per active consumer, generate repeat purchases or maintain high levels of consumer engagement, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to introduce new products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products that meet our standards for quality and appeal to our consumers. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our product offerings have changed since our launch, which makes it difficult to forecast our future results of operations. Demand for certain product offerings can be volatile. There can be no assurance that demand for our products will maintain or grow after introduction or that we will successfully develop and market new products that appeal to consumers.

Additionally, the development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and prospects could be adversely affected.

We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and our efforts may or may not be successful.

In order to remain competitive and expand and keep market share for our products across our various channels, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could impact our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve our brand's market position or to introduce new products to the market, and we are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts, including in any big-box retailers, may not maintain our current reputation or lead to increased brand awareness. Further, social media platforms frequently change the algorithms that determine the ranking and display of results of a user's search and may make other changes to the way results are displayed, or may increase the costs of such advertising, which can negatively affect the placement of our links and, therefore, reduce the number of visits to our website and social media channels or make such marketing cost-prohibitive. In addition, social media platforms typically require compliance with their policies and procedures, which may be subject to change or new interpretation with limited ability to negotiate, which could negatively impact our marketing capabilities. If we are unable to maintain and promote a favorable perception of our brand and products on a cost-effective basis, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to leverage our brand value propositions to compete against private label products, especially during an economic downturn, may adversely affect our ability to achieve or maintain profitability.

In many product categories, we compete not only with other widely advertised branded products, but also with private label products that generally are sold at lower prices. Consumers are more likely to purchase our products if they believe that our products provide greater value than less expensive alternatives. If the difference in perceived value between our brand and private label products narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products at prices that are profitable for us. We believe that in periods of economic uncertainty, such as the current economic uncertainty surrounding COVID-19, rising inflation and increasing product prices, consumers may purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our products or an unfavorable shift in our product mix, which could have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to develop and maintain our brand, our business could suffer.

Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, product safety, quality assurance, marketing and merchandising efforts, our continued focus on delivering clean, sustainable, well-designed, and effective products to our consumers and our ability to provide a consistent, high-quality consumer experience.

Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, suppliers or manufacturers, including changes to our products or packaging, adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand and adversely affect our business, financial condition, results of operations and prospects.

Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We believe our consumers rely on us to provide them with clean, sustainable, well-designed, and effective products. Any loss of confidence on the part of consumers in our products or the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, environmental impacts, or inclusion of prohibited ingredients, or ingredients that are perceived to be "toxic", could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or efficacy or suitability for use by a particular consumer or on the environment, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our ability to achieve or maintain profitability and brand image.

We also have no control over our products once purchased by consumers. For example, consumers may store or use our products under conditions and for periods of time inconsistent with approved directions for use or the listed "Period After Opening," or required warnings or other governmental guidelines on our labels, which may adversely affect the quality and safety of our products.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers' expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. Issues regarding the safety, efficacy, quality, composition or environmental impact of any of our products, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, the growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation. Any loss of confidence on the part of consumers in the quality, safety, efficacy or environmental suitability of our products would be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information. If we do not maintain the favorable perception of our brand, our business, financial condition, results of operations and prospects could be adversely affected.

Economic downturns or a change in consumer preferences, perception and spending habits in the clean products categories, in particular, could limit consumer demand for our products and negatively affect our business.

We have positioned our brand to capitalize on growing consumer interest in clean conscious products. The clean conscious consumer product industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, market volatility, interest rates, inflation rates, energy and fuel costs and tax rates, or our actions in response to these conditions, such as price increases, could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of clean conscious consumer products that consumers purchase where there are alternatives, given that many products in this category often have higher retail prices than do their conventional counterparts.

Further, Skin and Personal Care and Wellness markets in which we operate are subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. In addition, media coverage regarding the safety or quality of, our products or the raw materials, ingredients or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic, inflationary pressures and economic uncertainty. If consumer preferences shift away from clean products, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition, results of operations and prospects could be adversely affected.

If we cannot maintain our company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of our company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our mission our competitive position and business, financial condition, results of operations and prospects could be adversely affected.

Our results of operations could be harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our third-party manufacturers before firm orders are placed by our consumers or our retail, wholesale, and third-party ecommerce partners. If we fail to accurately forecast consumer and customer demand, we may experience excess inventory levels or a shortage of products to deliver to our consumers and customers. Factors that could affect our ability to accurately forecast demand for our products include: an unanticipated increase or decrease in demand for our products; our failure to accurately forecast acceptance for our new products; product introductions by competitors; unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; the impact on demand due to unseasonable weather conditions; weakening of economic conditions or consumer or customer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, which could adversely affect consumer or customer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of consumer or customer demand have resulted and may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our business. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely affect our business, financial condition, results of operations and prospects.

Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, handheld computers such as notebooks and tablets and television set-top devices, has increased dramatically in recent years. The versions of our website and mobile applications developed for these devices may not be compelling to consumers. Our website and platform are also currently not compatible with voice-enabled products. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms and we may need to devote significant resources to the creation, support and maintenance of such applications. If we or our retail or ecommerce partners are unable to attract consumers to our or their websites or mobile applications through these devices or are slow to develop a version of such websites or mobile applications that are more compatible with alternative devices, we may fail to capture a significant share of consumers in the Skin and Personal Care and Wellness product markets and could also lose consumers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Further, we continually upgrade existing technologies and business applications and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments and may cause disruption to our business. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our consumers to buy products from us on their mobile devices, or if our consumers choose not to buy products from us on their mobile devices or to use mobile products or platforms that do not offer access to our website, we could lose consumers and fail to attract new consumers. As a result, our consumer growth could be harmed and our business, financial condition, results of operations and prospects could be adversely affected.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


BUSINESS


Description of the Business

Gryph & IvyRose LLC is a health and wellness brand, formed in Florida as a limited liability company on February 8, 2017.

The Company conducts business in Florida and sells products through the internet, throughout the United States and internationally.

Gryph & IvyRose LLC is a health and wellness brand for families with the goal of providing products to promote ongoing and preventative health. The founding team consists of an herbalist, pediatrician and acupuncturist whose expertise collectively create the product formulations. There are 3 categories of products: bath & body, herbal supplements and probiotics. The brand has a strong commitment to sustainability and is one of the only companies offering products in 100% recycled materials.

Business Plan

The company has established several premier retail partners over the past few years. Given the partnership with Accelerate 360, there is a large distribution opportunity within the mass retail space. Focus, strategy and funds have shifted to support this directive and as such, the brand is launching in select CVS stores in July and Walmart stores in August. G&IR continues to target grocery and large-scale retailers as partners and forecasts an additional 2100+ doors before the end of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bath & Body Products	High Performance, natural ingredients with unique herbal benefits.	Target age 2-10, sold direct, to premium retailers and now mass.

Herbal Supplements	Carefully formulated elixirs that naturally tackle challenges like immune support, sleep, digestion and mood.	Ages 2+. Sold direct and to premium retailers.
Probiotics	USDA organic chocolates with daily recommended doses of probiotics for both children and adults.	Ages 4+. Sold direct, to premium retailers and mass.

Competition

G&IR faces competition in each individual product category but not as a collective brand offering. Companies like Honest, Hello Bello and Ever Eden have found success in the mass channels. Brands like Mary Ruth's Organics and Olly's have introduced approachable and convenient supplement solutions to both the children and adult categories. G&IR leans on the medical expertise of the founding team to offer a dynamic and comprehensive approach to health – from the inside out.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Company sells its products into 3 main channels, retail (direct to consumer) through its own website and third-party websites, through the wholesale channels which include both national chains and independent stores, and directly through amazon.

Supply Chain

The company outsources its manufacturing to 3rd party certified manufacturers (fillers) who assemble and produce the final finished good product. Raw materials which include packaging, labels and fragrance is sourced and purchased directly by the Company and sent to the fillers for final assembly and completion into the finished goods.

Intellectual Property

The Company has the following registered intellectual property rights:

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
38894891	GRYPH & IVYROSE	Trademark for Class 3	June 17, 2019	February 21, 2020	China
5833924	GRYPH & IVYROSE	Trademark for Classes 3 and 5	January 25, 2019	August 13, 2019	U.S.
38894890	GRYPH & IVYROSE	Trademark for Class 5	June 17, 2019	February 21, 2020	China
39089535	GRYPH IVYROSE	Trademark for Class 3	June 25, 2019	February 14, 2020	China
39089536	GRYPH IVYROSE	Trademark for Class 5	June 25, 2019	February 21, 2020	China
39089537	GRYPH AND IVYROSE	Trademark for Class 3	June 25, 2019	February 14, 2020	China

39089538	GRYPH AND IVYROSE	Trademark for Class 5	June 25, 2019	February 21, 2020	China
58092338	GREEN GIRAFFE	Trademark for Class 3	July 30, 2021	February 7, 2022	China
90501890	GREEN GIRAFFE	Trademark for Classes 3 and 5	February 1, 2021	Has not been granted officially until in use	U.S.
58092303	GREEN GIRAFFE	Trademark for Class 5	July 30, 2021	February 7, 2022	China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Additional Staffing	0%	$0	23.36%	$249,952
Inventory Purchases	94%	$23,500	30.79%	$329,453
Product Development	0%	$0	4.25%	$45,475
Marketing, Promotions and Advertising	0%	$0	30.93%	$330,951
Legal And Accounting	0%	$0	4.67%	$49,969
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Additional Staffing (23.36%) – With maximum proceeds, the business is able to support intended scale and growth. With the expansion to mass retail, new roles will be created critical to managing inventory production, logistics as well as sell through in the stores. The company intends to hire a head of operations, a Sales and Customer Service Representative and a Marketing Assistant.

Inventory Purchases – We will use 94% of proceeds if the target offering amount is raised and use 30.79% if the maximum offering amount is raised. With current forecasting, we are prepared to place larger inventory orders in August to support the sell through in Walmart and CVS. Additionally, we intend to have an opportunity to partner with a luxury cruise line for an amenities program so will need to allocate substantial funds to inventory purchases.

Marketing, Promotions and Advertising (30.93%) – Ensuring sell through and sales support in our retailers is a top priority. There are many different advertising opportunities, sampling, merchandising and demo programs, influencer partnerships, as well as grass roots initiatives. We intend to participate in a variety of these efforts and have allocated the marketing budget to support these efforts.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rachel Finger	Co-President, Manager	Gryph & IvyRose LLC: Founding partner responsible for the day-to-day business functions, brand strategy, marketing and sales. (2017 – Present)	Bachelors in Business Administration from Western Michigan University (2003)
Yaron Okun	Chief Financial Officer	CFO at Gryph & IvyRose LLC: Partner responsible for the day-to-day financial operations of the business, forecasting, financial strategy, inventory and legal. (January 2019 - Present)	Undergrad (1995), Post Graduate Degree (1997) and certified Chartered Accountant (2001) (South Africa)
Orion Nevel	Co-President	Co-President at Gryph & IvyRose LLC: Founding partner responsible for product development and manufacturing, packaging and ingredient sourcing, digital strategy and logistics. (2017 - Present) Owner at Orion Herbs Company (1998 – Present); Responsible for management, product development, website management, and operations. Vice President at Mindful Billing & Management (2015 – 2022); Responsible for business management, finances, and business development.	Bachelors in Business Administration from University of Miami (2015)

		Lead Consultant at Soul Tavern (2014 – 2017); Responsible for business planning, conceptualizing, and product development. Director of Operations at NSEV Healing & Acupuncture (2010 -2015); Responsible for operations and management.	
Karolina Kurkova	Co-Founder	Gryph & IvyRose LLC: Founding partner responsible for brand awareness, brand strategy and design. (2017 - Present)	N/A
Veronica Cohen	Marketing Manager	Marketing Manager at Gryph & IvyRose LLC: Partner responsible for the marketing strategy, design, social media, digital communication and community engagement. (December 2020 - Present) Manager and Owner of Glamopolitan Beauty Lounge (2014 – 2019); Negotiated the acquisition, rebranded, and remodeled a high-end beauty salon in a competitive business plaza; oversaw the P&L performance of the salon reaching profitability within 7 months; and coordinated the day-to-day operations of the salon staff, managing over 20 employees, payroll, insurance, contracts, customer interactions, marketing, and social media. Co-Founder of Delicati (2012 – 2014); created an exclusive brand of gourmet products in Venezuela which included flavored salts, sugars, teas, and delicatessen chocolates; built the personal retail store; built a partnership with 2 strategic distributors who carried the products across 12 delicatessens stores; developed a co-branded chocolate product line with a known Venezuelan chocolatier, resulting in 10 new chocolate flavors introduced to his existing and potential customers; and oversaw the P&L performance across all product lines, distribution channels, and the retail store, which resulted in $400,000 sales over a 2-year period. Brand Manager at Perrier (2009 – 2012); built and led the marketing and sales strategy responsible for increasing sales of Perrier in Venezuela; developed the partnership with C.A. Ron Santa Teresa to leverage their local network and the better distribution of Nestle Waters Products; and created and executed a sales strategy to incorporate premium	Marketing and Design Degree from Istituto Europeo di Design, Madrid (2006)

| | | water into the distributor's portfolio (which consisted of only liquor) as a vehicle for accelerating their sales quota.

Junior Marketing & PR Manager at OnlyGold by Fielturf Tarkett (2006 – 2008); Developed marketing strategies to introduce artificial turf for golf putting greens across Spain; leveraged multiple channels to demonstrate how artificial turf was more efficient than traditional turf, leading to cost savings; developed online branding and standardized communications through the launch of new products and partnerships; and worked with marketing director over the marketing plan on the construction of the first all-artificial pitch and put it in Europe at the Canal Isabel Segunda in Madrid, Spain. | |

Biographical Information

Rachel Finger is the acting co-president of Gryph & IvyRose. She studied Sales and Business Marketing and earned her Bachelors in Business degree from Western Michigan University in 2003. She then moved to New York City after graduation and worked as a sales consultant for haircare giant Bumble and Bumble. In 2006 she began working as a top performing Sales Executive at Douglas Elliman in NYC. After a move to Florida in 2012, she gave birth to identical twin girls. And in 2017 Rachel founded G&IR with Orion and Karolina.

Yaron Okun is the acting CFO of Gryph & IvyRose. A qualified Chartered Accountant with a post graduate degree in accounting and finance. Yaron brings over 25 years of experience in finance, accounting and operations. Having worked as a Manager in one of the largest Public Accounting firms for 7 years, than working for the next 11 years as CFO for a number of different beauty brands in the consumer products space, and more recently managing and overseeing a family office in the position of CFO in addition to his current position at Gryph and IvyRose.

Orion Nevel is a detail-oriented project manager specializing in product development, supply chain, website management, business management, operations, and entrepreneurship. Orion graduated from the University of Miami with honors. He obtained a Bachelor's degree with an area of concentration in entrepreneurship. He currently is the Co-President of Gryph & IvyRose and owner of Orion Herbs.

Veronica Cohen is our Marketing Manager. She is a dynamic and motivated professional with a proven record of building relationships, managing projects from concept to completion, and driving growth with persistence and efficiency. Skilled in marketing and branding strategies, with the ability to manage cross-functional teams and develop opportunities that further establish organizational goals.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership units consist of 100,000,000 Units ("**Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 16,385,113 Units will be outstanding.

Outstanding Membership Units

As of the date of this Form C, the Company's outstanding Units consists of:

Type	Units
Amount Outstanding	15,304,592
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83.24%

Type	Profits Interests
Amount Outstanding	1,080,521
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Profits Interest Threshold Amount" for a Unit intended to be a Profits Interest shall mean, unless otherwise determined by the Manager, an amount equal to the amount that would be distributed in respect of a Unit that has no Profits Interest Threshold Amount, if, immediately after such Unit is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 10.1(b); provided, however, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The Manager shall have the discretion to set any Unit's Profits Interest Threshold Amount to equal an amount that is greater than the amount determined in the prior sentence. The Profits Interest Threshold Amount of a Unit shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Unit were previously reduced by reason of the existence of the Profits Interest Threshold

	Amount. The Manager shall have the discretion to reduce the Profits Interest Threshold Amount with respect to any Unit if, subsequent to the grant of such Unit, the fair market value (as determined by the Manager in its sole discretion) of the LLC declines.
	"Profits Interest" shall mean a Unit that is issued with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Unit on the date of issuance (subject to adjustment as provided herein). A Unit with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Unit is intended to meet the definition of a "profits interest" in I.R.S. Revenue Procedures 93-27 and 2001-43. A Unit that is issued with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Unit shall be treated as a Unit for all purposes of this Agreement except (i) as provided in the Plan; and (ii) with respect to adjustments of amounts distributable with respect to such Profits Interest as provided in Articles X and XIII of the Company's Operating Agreement, and (iii) with respect to voting for Units issued pursuant to the Plan that are designated as Non-Voting Units.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.88%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Phantom Interest Plan
Amount Outstanding	2,000,000 / 15,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Changes to Terms of Awards: Unless otherwise provided in any Award agreement, the Manager may change the terms of Awards outstanding under this Plan, with respect to the number of Phantom Units subject to Awards, or both, when, in the Manager's sole discretion, such adjustments become appropriate by reason of a significant corporate transaction so as to preserve but not increase benefits under the Plan.
	No Limitation on Other Rights: Without limiting the generality of the foregoing, the existence of outstanding Awards granted under the Plan shall not affect in any manner the right or power of the Company to make, authorize or consummate:

	(i) any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business; (ii) any merger or consolidation of the Company; (iii) the dissolution or liquidation of the Company; (iv) any sale, transfer or assignment of all or any part of the assets or business of the Company; or (v) (any other corporate act or proceeding, whether of a similar character or otherwise.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.88%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Orion Atchison-Nevel
Amount Outstanding	$2,729
Interest Rate and Amortization Schedule	5% per annum
Description of Collateral	None
Other Material Terms	None
Maturity Date	March 13, 2027
Date Entered Into	March 13, 2017

Type	Promissory Note
Creditor	Rachel Finger
Amount Outstanding	$2,715
Interest Rate and Amortization Schedule	5% per annum
Description of Collateral	None
Other Material Terms	The Company may not make any distributions under Section 10.1 of the Operating Agreement while any amount of principal or interest is outstanding under this Note.
Maturity Date	none
Date Entered Into	March 13, 2017

Type	Economic Injury Disaster Loan

Creditor	U.S. Small Business Administration
Amount Outstanding	$107,000
Interest Rate and Amortization Schedule	3.75% per annum, monthly payment of $522
Description of Collateral	For loan amounts of greater than $25,000, Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity Date	May 13, 2050
Date Entered Into	May 13, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Rachel Finger	9,144,255 Units	55.81%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2022 the Company had an aggregate of $421,866.13 in cash and cash equivalents, leaving the Company with approximately 10 months of runway, which is dependent on expected cashflow from business activities. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Units	$2,580,090	10,000,000	General Working Capital	02/23/2017 – 07/02/2019	Section 4(a)(2)
Phantom Interest Units	N/A	60,000 Phantom Units	N/A	03/21/2019	Rule 701
Profits Interest Units	N/A	86,402 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	172,803 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	172,803 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	86,402 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	325,312 Profits Interest Units	N/A	01/01/2021	Rule 701
Units	$750,000	4,067,247	General Working Capital	05/12/2021 – 06/24/2021	Section 4(a)(2)
Units	$500,000	327,204	General Working Capital	07/11/2021	Section 4(a)(2)
Units	$1,750,000	1,146,940	Service provider credit for services	07/28/2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- At inception the company took a loan from the two of the founders. These loans have no interest or specified maturity date. As of December 31, 2020, and 2019 these debts totaled $5,444.
- On June 1, 2018, the Company entered into a lease as a tenant with Magic City Incubator, LLC (Rachel Finger's spouse owns this space) as landlord, whereupon the company leased from the landlord the premises under such lease for an initial term of 4 years from rent commencement date. Monthly and annual rents were agreed as adjustable rates based on the lease year rates. Monthly rent for lease year 1 ascends to $7,500, with an annual rent for such year of $90,000. Monthly rent for lease year 2 ascends to $8,500, with an annual rent for such year of $102,000.00. Monthly rent for lease year 3 ascends to $9,500, with an annual rent for such year of $114,000. Monthly rent for lease year 4 ascends to $10,500, with an annual rent for such year of $126,000. The landlord allowed a certain portion of the monthly rental to be paid and the balance deferred long term. As of December 31, 2020, and 2019, this outstanding liability was $20,500 and $21,500 respectively. Total rent expense as of December 31, 2019 is $111,480 and total rent expense as of December 31, 2020 is $111,900. On March 14, 2022, the lease was amended and the annual rent is the following through May 31, 2026: year 1 ($138,000), year 2 ($150,000), year 3 ($162,000), and year 4 ($174,000).
- On January 1, 2021, Yaron Okun and the Company entered into a Profits Interest Award Agreement, where the Company issued 325,312 Profits Interest Units for a total purchase price of $0. On May 19, 2021, he purchased 32,407 Units in exchange for a payment to the Company of $32,689.87.
- On May 18, 2021, Rachel Marie Finger purchased 3,213,860 Units in exchange for a payment of $592,635.72, and in 2017 and 2018, Rachel Marie Finger purchased 5,930,395 Units in exchange for aggregate payments of $500,056.
- On August 29, 2021, Karolina Kurkova purchased 458,273 Units in exchange for a payment of $50,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.gryphandivyrose.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

<center>**ADDITIONAL INFORMATION**</center>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rachel Finger *Rachel Finger*
_____
(Signature)

Rachel Finger
_____
(Name)

Co-President
_____
(Title)

/s/ Orion Nevel *Orion Nevel*
_____
(Signature)

Orion Nevel
_____
(Name)

Co-President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rachel Finger *Rachel Finger*
_____
(Signature)

Rachel Finger
_____
(Name)

Manager
_____
(Title)

August 26, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Gryph & IvyRose LLC**.**

Unaudited financial statements Years ended December 31, 2021 and 2020.

With independent accountant's review report

Gryph & IvyRose LLC
.Table of contents
Years ended December 31, 2021 and 2020
(Unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Service Corporation
Since 1938

To Management of Gryph and Ivyrose LLC
Miami, Florida

We have reviewed the accompanying financial statements of Gryph and Ivyrose LLC ("the Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in partners' capital, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci and Associates

Spokane, Washington
June 20, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Gryph & IvyRose LLC
Balance sheets
December 31, 2021, and 2020
Expressed in US$
(Unaudited)

	2021	2020
Assets		
Current assets		
Cash and cash equivalents	890,298	411,963
Inventory	233,908	164,261
Prepaid expenses	1,404,900	10,068
Other current assets	4,038	24,537
Total current assets	2,533,144	610,829
Total assets	2,533,144	610,829
Liabilities and partners' capital		
Liabilities		
Current liabilities		
Accounts payable	184,131	130,678
Deferred Rent	7,500	20,500
Loans	6,264	61,149
Other current liabilities	9,737	45,252
Total current liabilities	207,632	257,579
Non-current liabilities		
Loans	104,368	110,097
Total non-current liabilities	104,368	110,097
Total liabilities	312,000	367,676
Partners' capital		
Capital	5,606,255	2,578,649
Accumulated deficit	(3,385,111)	(2,335,496)
Total partners' capital	2,221,144	243,153
Total liabilities and partners' capital	2,533,144	610,829

See independent accountant's review report and the notes to the financial statements

Gryph & IvyRose LLC
.Income statements
Years ended December 31, 2021 and 2020
Expressed in US$
(Unaudited)

	2021	2020
Sales	361,510	362,575
Cost of goods sold	99,249	93,844
Gross profit	262,261	268,731
Operating expenses		
Sales and marketing	685,927	339,723
General and administrative	299,800	235,320
Payroll expenses	266,828	266,224
Warehousing and freight	124,891	85,157
Total operating expenses	1,377,446	926,424
Net operating loss	(1,115,185)	(657,693)
Non-operating income		
Other income	65,570	11,959
Total non-operating income	65,570	11,959
Net loss	(1,049,615)	(645,734)

See independent accountant's review report and the notes to the financial statements

Gryph & IvyRose LLC
Statements of changes in partners' capital
Years ended December 31, 2021 and 2020
Expressed in US$
(Unaudited)

	Capital	Accumulated deficit	Total partners' capital
Beginning balance, January 1, 2020	2,580,090	(1,689,762)	890,328
Tax Distribution	(1441)	-	(1441)
Net loss	-	(645,734)	(645,734)
Ending balance, December 31, 2020	2,578,649	(2,335,496)	243,153
Net Loss	-	(1,049,615)	(1,049,615)
Capital A360 Media LLC	1,750,000		1,750.000
Profits Interest Members	26,946		26,946
Capital Contribution	1,250,660		1,250,660
Ending balance, December 31, 2021	5,606,255	(3,385,111)	2,221,144

Gryph & IvyRose LLC
Statements of cash flows
Years ended December 31, 2021 and 2020
Expressed in US$
(Unaudited)

18

	2021	2020
Cash flows from operating activities		
Net loss	(1,049,615)	(645,734)
Adjustments to reconcile net loss to net cash used in operations:		
Advertising	350,000	-
Admin Payroll	26,946	-
Changes in operating assets and liabilities:		
(Increase) decrease in assets		
Inventory	(69,647)	(42,868)
Prepaid expenses	2,828	12,424
Other current assets	20,499	(111)
Increase (decrease) in liabilities		
Accounts payable	53,453	44,788
Other current liabilities	(32,515)	15,154
Deferred rent	(13,000)	(1,000)
Cash flows used in operating activities	(711,051)	(617,347)
Cash flows from financing activities		
Loans	(60,614)	165,802
Additional capital contributed	1,250,000	(1,441)
Cash flows provided by investing activities	1,189,386	164,361
Net increase in cash	478,335	(452,986)
Cash at beginning of year	411,963	864,949
Cash at end of year	890,298	411,963
Interest Paid	**0**	**0**

5

Gryph & IvyRose LLC
Statements of cash flows
Years ended December 31, 2021 and 2020
Expressed in US$
(Unaudited)

See independent accountant's review report and the notes to the financial statements

1. Nature of operations

Gryph & IvyRose LLC (the "company") is a Florida limited liability company registered on February 8, 2017. The Members hereby agree to continue the Company as a limited liability company pursuant to the provisions of the Act. The company was founded to offer a comprehensive approach to healthfor families using herbal formulations. The assortment offers parents safe, clean and effective products they can easily integrate into their daily routines. Products created andsold by the company include probiotics, herbal elixirs and bath & body products. The company's headquarters are in Miami, Florida.

2. Summary of significant accounting policies

Basis of presentation
The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Fiscal year
The company operates on a December 31st year-end.

Going concern
Management has considered the consequences of the Companies prior year losses and the impacts of COVID-19, and it has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern. Management has mitigated these risks by raising additional funding in 2021 to continue as a going concern. Based on the circumstances described above, the financial statements are prepared on the assumption that the entity is a going concern.

Use of estimates
The preparation of the financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that could affect the numbers reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties
The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.
The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible

that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Concentrations of credit risk in cash and cash equivalents
The company maintains its cash balance in five financial institutions. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the fiscal year, the company's cash in bank balances exceeded the Federally insured limits. As of December 31, 2021, and 2020, the company had $890,298 and $411,963 of cash and cash equivalents, respectively.

Inventory
Inventories are stated at the lower of cost and net realizable value. Cost included estimated shipping in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Other currents assets
Other currents assets are mainly represented by sales collected through Stripe ($1,955 in 2021 and $21,257 in 2020), Shopify Holding ($0 in 2021 and $1,315 in 2020) and Amazon carried balances ($2,084 in 2021 and $1,465 in 2020).

Fair value measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means,

- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). This standard provides a single set of guidelines for revenue recognition to be used across all industries and requires additional disclosures. The updated guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the updated guidance effective January 1, 2018 using the full retrospective method.

Under ASC 606, in order to recognize revenue, the Company is required to identify an approved contract with commitments to preform respective obligations, identify rights of each party in the transaction regarding goods to be transferred, identify the payment terms for the goods transferred, verify that the contract has commercial substance and verify that collection of substantially all consideration is probable. The adoption of ASC 606 did not have an impact on the Company's operations or cash flows.

The Company recognized revenue as they (i) identified the sales orders with each customer; (ii) identified the performance obligation in each order; (iii) determined the transaction price in each order; (iv) were able to allocate the transaction price to the performance obligations in the order; and (v) recognized revenue upon the satisfaction of the performance obligation. Upon the sales of the product and transfer of title to the customer, the Company recognized revenue as that was considered the performance obligation.

Income taxes
The partnership is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns.

Recent accounting pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

For leases
In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The

standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. In May 2020, the effective date was extended to annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

Advertising Expenses
Advertising expenses are expensed as incurred

3. Inventory

Inventory consisted of the following as of December 31, 2021, and 2020:

	2021	**2020**
Finished goods	196,658	138,521
Raw material	37,250	25,740
	233,908	164,261

4. Prepaid expenses

Prepaid expenses consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Advances to suppliers	4,900	10,068
Prepaid Advertising	1,400,000	-
	1,404,900	10,068

5. Accounts payable

Accounts payable consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Rent Payable	171,500	121,000
Credit Cards	13,305	9,678
Sales Tax Payable	(674)	-
	184,131	130,678

Credit cards are using to pay obligations of the company to suppliers of goods and services obtained in the ordinary course of business. Credit cards accrue interest at a market rate. Certain rent is accrued for both years above.

6. Loans

Loans consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Current		
Paycheck Protection Program ("PPP")	0	58,902
Small Business Administration	6,264	2,247
Current	6,264	61,149
Non-current		
Small Business Administration	98,924	104,653
Investors	5,444	5,444
Non-current	104,368	110,097
Loans	110,632	171,246

Annual Payback of the Loans

2022	6,264
2023	6,264
2024	6,264
2025	6,264
Thereafter	85,579
	110,635

Paycheck Protection Program ("PPP")

On April 20, 2020, the company received loan proceeds of $58,902 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days.

The company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP loan, the company must request forgiveness and must provide satisfactory documentation in accordance with applicable SBA's guidelines. Interest payable on the note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the note. The company will have to repay any portion of the principal amount of the note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

The company have complied with all the aforementioned requirements, as of April 12, 2021, the PPP loan is totally forgiven.

Small Business Administration

On May 13, 2020, the company entered into a Loan Authorization and Agreement with the

Small Business Administration (SBA), as part of the federal government's COVID-19 Economic Injury Disaster Loan program, by which it received a loan of $107,000, with an 52,500interest rate of 3.75% per annum. The company agreed to installment payments, includingprincipal and interest, of $522.00 per month, which were to begin twelve (12) months fromthe date of the promissory Note. Balance of principal and interest will be payable within thirty (30) years from the date of the promissory Note. As of December 31, 2021, the remaining balance was $105,190.

Investors

At inception the company took a loan from the two of the founders. These loans have no interest or specified maturity date. As of December 31, 2021, and 2020 these debts totaled $5,444.

7. Other current liabilities

Other current liabilities consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Accrued expenses	9,737	50,525
Sales tax payable	-	626
	51,151	51,151

Accrued expenses are mainly represented by advertising, office supplies, software and, eCommerce initiatives.

8. Deferred rent

On June 1, 2018, the company entered into a lease as a tenant with Magic City Incubator, LLC (a related party) as landlord, whereupon the company leased from the landlord the premises under such lease for an initial term of 4 years from rent commencement date as defined above. Monthly and annual rents were agreed as adjustable rates based on the lease year rates. Monthly rent for lease year 1 ascends to $7,500, with an annual rent for such year of $90,000. Monthly rent for lease year 2 ascends to $8,500, with an annual rent for such year of $102,000.00. Monthly rent for lease year 3 ascends to $9,500, with an annual rent for such year of $114,000. Monthly rent for lease year 4 ascends to $10,500, with an annual rent for such year of $126,000. The landlord allowed a certain portion of the monthly rental to be paid and the balance deferred long term. As of December 31, 2021, and 2020, this outstanding liability was $7,500 and $20,500 respectively. Total rent expense as of December 31, 2021 is $93,900 and total rent expense as of December 31, 2020 is $111,900.

Annual Lease Schedule

2022	52,500
2023	-
2024	-
2025	-
Thereafter	-

9. Partners' capital

On January 24, 2018 Orion Atchison-Nevel and Rachel Marie Finger entered into an Operating Agreement for Gryph & IvyRose LLC as members, pursuant to the Florida Revised Limited Liability Company Act. On January 1, 2019, the company entered into a second amended and restated operating agreement. During 2019, a total number of 74,200 units were issued in return for total cash received of $105,000. No additional units were issued in 2020. The total number of authorized in 2019 were 100,000,000 authorized units and in 2020 there were 100,000,000 authorized units. The total number of issued units in 2019 were 10,000,000 units and the total number of issued units in 2020 were 10,000,000 units. In March 2019, 60,000 units were issued under the Phantom Interest Plan with a 4 year vesting period. In March 2020, only 15,000 units of the issued 60,000 were vested and the remainder was added back to the Phantom Pool. The Phantom pool has a total of 2,000,000 units authorized for both 2019 and 2020. No other phantom units were issued in 2020. When phantom units are issued vesting periods could differ. Phantom units are paid out to holders of the vested phantom units on the event of a change of control in the company.

On January 1, 2021 we issued a profits interest to certain key employees and consultants. 843,722 were issued to these employees and consultants for an imputed value of $26,946.
In May 2021 we raised $750,000 from existing investors and issued a total of 4,067,247 additional units to existing members as a result of this raise. In July we raised another 1,146,940 units to AC360 Media LLC for exchange for their services as disclosed in the notes and raised another $500,000 from outside parties and issued 327,204 units for this raise.

As of December 31, 2021 and December 31, 2020 there is total number of 100,000,000 authorized units. As of December 31, 2021 there is a total number of 16,385,113 units and the total number of issued units as of December 31, 2020 was 10,000,000 units.

Subscription Agreement and Agreement for Equity in Exchange for Services

The company signed a subscription agreement for equity in exchange for services effective as of July 28, 2021, between Grphy & IvyRose, LLC and A360 Media, LLC, a Delaware limited liability company ("Investor"), whereby Investor will provide professional media support and advertising services in exchange the Membership Interest. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the operating Agreement. The full amount of the services was recorded in the books as prepaid advertising for the year ended December 31, 2021 for $1,750,000 and will be written off as an expense as the advertising is being used. $350,000 was expensed in 2021 and shown as advertising expenses. $1million is expected to be expensed in 2022 and the remaining $400,000 in expected to be expensed in 2023.

10. RELATED PARTY TRANSACTIONS

The Company has a $ 2,715 related party Promissory Note. The related party is Finger who is one of the co- founders.

The Company has a related party Promissory Note in the amount of $2,729. The related party is Orion.

The company also entered into a lease agreement with Magic City Incubator, LLC for the initial period of 4 years. Magic City is owned by the relative of one of the founding members. The Rent payable for December 31, 2021, is $ 171,000 and Deferred Rent of $7,500.

11. Subsequent Events

The company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,00 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadlinelisted in the Form C, as amended in order to receive any found.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commissionfee and 2% of the securities issued in the offering.

Management's evaluation
Management has evaluated subsequent events through June 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

GRYPH & IVYROSE LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Gryph & IvyRose LLC, a Florida limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Capital Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $25,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Interests; or (2) issue to the Investor a number of units of the Capital Interests (whether Common Interests, Preferred Interests or another class of interests issued by the Company) sold in the First Equity Financing. The number of units of Capital Interests shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Interests; or (2) issue to the Investor a number of units of Capital Interests (whether Common Interests, Preferred Interests, another class of interests issued by the Company) sold in the Subsequent Equity Financing. The number of units of such Capital Interests shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Capital Interests (whether Preferred Securities or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Units of Capital Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Capital Interests issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Interests, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Interests to the Investor pursuant to Section 1(a) or Section 1(b);

or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" as used above, means, in one transaction or series of related transactions, (a) the closing of the sale, transfer, exclusive license, or other disposition (whether by merger, consolidation or otherwise) of all or substantially all of (1) the assets of the Company or (2) the assets or equity securities of one or more direct or indirect subsidiaries of the Company constituting all or substantially all of the assets of the Company (determined on a consolidated basis with all of the Company's direct and indirect subsidiaries); (b) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation of the Company in which the holders of equity securities of the Company immediately prior to such merger or consolidation continue to hold (1) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation and (2) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation); (c) the closing of the transfer (whether by merger, consolidation or otherwise) in one transaction or series of related transactions to a person or group of affiliated persons (other than an underwriter of the Company's securities) of the Company's securities if, after such closing, such person or group of affiliated person would hold fifty percent (50%) or more of the outstanding voting securities of the Company (or the surviving or acquiring entity); (d) the consummation of the merger or consolidation of one or more direct or indirect subsidiaries of the Company, the assets of which subsidiary or subsidiaries (including, without limitation, the equity securities of such subsidiary or subsidiaries) constitute all or substantially all of the assets of the Company (determined on a consolidated basis with all of the Company's direct and indirect subsidiaries) with or into another entity (except a merger or consolidation of such subsidiary or subsidiaries (1) in which the holders of equity securities of the Company immediately prior to such merger or consolidation continue to hold (x) at least fifty percent (50%) of the voting power of the equity securities of the surviving entity of such merger or consolidation in substantially the same proportions (relative to all such holders) as immediately prior to the merger or consolidation, (y) securities with rights, preferences and powers that are substantially identical to the rights, preferences and powers of the securities they held immediately prior to such merger or consolidation, and (z) the surviving or acquiring entity in such merger or consolidation is a wholly owned direct or indirect subsidiary of the Company or (2) a merger or consolidation of a wholly owned direct or indirect subsidiary of the Company with the Company or another such wholly owned direct or indirect subsidiary); or (e) the liquidation, dissolution or winding up of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Interests or Preferred Interests or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per unit of the Capital Interests sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Interests, but excluding (i) the issuance of all units of Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Interests (other than shares of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing capital interests of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's capital interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Capital Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Capital Interests issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Securities issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers to be advisable to reorganize this instrument and any units of Capital Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be in Miami, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GRYPH & IVYROSE LLC

By:
Name: Rachel Finger
Title: Manager
Address: 263 NE 61st Street, Miami, FL, 33137
Email: rachel@gryphandivyrose.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Gryph & IvyRose LLC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Co-President, Rachel Finger, of Gryph & IvyRose LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

GRYPH & IVYROSE LLC

By:

Name: Rachel Finger, Co-President

Date:

EXHIBIT C
Video Transcript

GRYPH & IVY ROSE
VIDEO SCRIPT

Rachel (ON):
It all started when I was pregnant with twins and went into labor at 28 weeks… They spent three
months in the NICU and even after we went home, they were still experiencing multiple health
issues…

Rachel (OFF):
I was introduced to Acupuncture Physician, Daniel Nevel and herbalist, Orion Nevel while
desperately looking for alternative treatments. Their herbal blends and holistic approach changed our
life immediately…

Rachel (ON):
… and that was the AHA moment!

My partners - Orion Nevel and Karolina Kurkova - and I saw an opportunity in building a brand at
the forefront of the wellness industry for children.

—

ANIMATED BRANDED INTRO
—

Rachel (ON):
Hi! I'm Rachel, co-founder of Gryph & Ivy Rose, and I'm so excited that you're here listening to our
story. But I know your time is extremely valuable, so I'll cut straight to the point.

Rachel (OFF):
We started this company three years ago, and today we're embarking on a new journey with
Republic and a multi-billion-dollar partner that is going to take us to the next level.

Rachel (ON):
This is an invitation for you to join us as we begin our next phase. And here's why you should…

Rachel (OFF):
It's no secret that WELLNESS is a global growing trend. Millennials - the largest group of parents -
are obsessed with health and well-being, especially when it comes to their kids.
 In the US alone, the Baby and Kids care market is valued at $9 billion.

At Gryph & Ivy Rose we offer parents a comprehensive wellness regimen for the whole family. This
includes bath & body products for daily use, unique probiotics and herbal supplements.

There're 5 things that place us at the forefront of this movement:

First:
We hold our products to the highest standards. We have a team of experts with over 80 years of combined experience in pediatrics, Traditional Chinese Medicine, herbology and holistic health practices. Plus, we only use high quality ingredients that are clean and safe. The outcome? High performing products that yield results right away.

For that reason, we have a very high customer retention rate.
Over 50% of our customers come back on our website and 40% on Amazon.
Simple… People who try it, love it!

Second:
We've developed daily wellness rituals that are easy to integrate into parents' busy lives. We are passionate, not just about the safety and effectiveness of our products, but also about their convenience and ease of use.

Third:
Sustainability is at the core of our business. We only partner with manufacturers that commit to responsible sourcing and ethical practices. Our bottles are 100% recycled plastic. Our labels are made with mineral paper that doesn't require harvesting trees, water use, and less ink thereby reducing our overall carbon footprint. Our aim is to continue to innovate and improve our practices as new technology becomes available.

Fourth:
As the brand grows, we've maintained our position as pioneers of wellness trends. We were chosen for Target's accelerator program, collaborated with industry hair giant R+Co and we now work with respected retailers like Wholefoods, Saks Fifth Avenue and Food Lion.

Last, but not least, we recently partnered with Acceleate360, an omnichannel sales, logistics, data and media giant to drive mass distribution of our products. They own one of the countries largest publishers of pop culture's best-known titles and as such, have distinguished relationships with mass retailers across the country.

They engage nearly 70 million consumers across print, digital and social media every month. This allows for a holistic sales strategy that enables the consumer to purchase anywhere, anytime.

As equity partners, they've invested in the large scale growth opportunity to place G&IR in thousands of new doors. To support this endeavor, G&IR is launching a specific sub brand to cater to the mass consumer. Our innovative and custom packaging design, element of fun and surprise as well as an interactive digital brand experience will disrupt the kids category.

Now, let's get to the numbers…

YOY GROWTH DATA - MISSING

<u>Rachel (ON):</u>
What began as one of the traumatic experiences of my life, became this incredible project.

Gryph & Ivy Rose is the result of countless hours of research, testing, learning and working. Our work and the results we've had thus far, speak for themselves.

Our dreams are big and we're ready to take this business to the next level. We hope you join us!